June 13, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Bone Biologics Corp.
Registration Statement on Form S-1 (File No. 333-271558)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), EF Hutton, Division of Benchmark Investments, LLC, as representative of the underwriters, hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 5:30 p.m. (New York time) on June 14, 2023, or as soon thereafter practicable.

In making this request, the undersigned acknowledges that the underwriters are aware of their obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

[signature page follows]

Very truly yours,

EF HUTTON, DIVISION OF BENCHMARK INVESTMENTS, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal